VIA EDGAR AND FEDERAL EXPRESS

February 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Re:	Trius Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 10, 2011
File No. 001-34828

Dear Mr. Rosenberg:

Reference is made to the February 3, 2012 telephonic conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), during which the Staff relayed comments to the responses provided on January 13, 2012 by Trius Therapeutics, Inc (the “Company”) to the Staff’s letter dated December 29, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2011 (the “2011 Form 10-Q”). The numbering of the paragraphs below corresponds to the numbering of the comments provided by the Staff on February 3, 2012, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K and the 2011 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K or the 2011 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

1. Please refer to your response to prior comment 1. Please explain to us how you determined the $38.6 million of arrangement consideration which represents an estimate of the total amount paid by Bayer for your global development plan services.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company estimated the cost of conducting the global development plan services under the Collaboration and License Agreement between the Company and Bayer, or the Agreement, and

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shared these cost estimates with Bayer prior to the signing of the Agreement. Because the Agreement is structured such that the Company is reimbursed for certain expenses it incurs in connection with its global development plan services, the Company applied the contractual reimbursement percentages, as appropriate, to those same cost estimates, to determine the $38.6 million of arrangement consideration to be received by the Company in connection with the Agreement.

2. Please refer to your response to prior comment 4. Please confirm that you will discuss any changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will discuss in future filings with the Commission any changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 452-0370.

Sincerely,

Trius Therapeutics, Inc.

/s/ John P. Schmid

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.
Michael Morneau, Trius Therapeutics, Inc. Charles J. Bair, Esq., Cooley LLP